Exhibit 99.1

Draganfly Helps Set New Standards in Environmental Monitoring in the Critical Infrastructure and Construction Industries

Utilizing specialized drones, sensors, processes, and personnel, Draganfly’s service teams processed ground disturbance and other innovative critical data sets in real-time for a continuous one-month 24/7 period, quickly detecting and reporting potential issues.

Vancouver, BC. May 23, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is proud to announce that our drone service team successfully completed a challenging 24/7 monitoring mission for a major critical infrastructure construction project.

For a continuous 24/7 period over 33 days, the team conducted live, real-time monitoring with specialized sensors on a high-risk section of underground pipeline drilling, which required the drone services team to be active on-site and operating at all times. Utilizing specialized thermal imaging sensors, the mission was to monitor and identify emerging ground disturbances, gather and analyze data in real time, and promptly report the size and precise location of any disturbances to the client’s team, enabling them to respond and act quickly.

As a result of the Draganfly service team’s innovative technology implementation, they identified and reported disturbances that were then successfully mitigated. The operations crew minimized incidental, legal, and reputational costs for our client while ensuring on-site safety for workers.

Draganfly specializes in providing drone-based inspection and surveying services across North America. Our innovative drone technologies and experienced pilots enable us to collect and analyze data in real time, providing our clients with accurate and timely insights that reduce overall costs and offer an efficient alternative to traditional inspection and surveying methods. We are excited to expand our services and provide expertise to other projects needing reliable and innovative solutions.

“Crossing an environmentally sensitive area and drilling far beneath the surface, we hired Draganfly’s service team to fly a drone over the area utilizing specialized equipment and techniques including an infrared camera to monitor temperature changes on the surface as an early detection of drilling mud release. The entire process was completed with great results, which was achieved because of the detailed planning and professionalism we received from the team. The complexity of the planning that was needed in a short time frame was completed and executed on time, and that gave us the results we needed for a successful crossing,” said Wes Mossing, Survey Manager for the client.

“Through innovative drone technology and experience our team has helped establish a new use case, standard and process for 24/7 environmental monitoring in the critical infrastructure and construction industries,” said Cameron Chell, CEO of Draganfly. “This represents a breakthrough in the construction industry’s expectations and capabilities to help mitigate risk, enhance safety and reduce costs utilizing real-time actionable data from drones.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro,or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s ability to provide clients with accurate and timely insights that reduce overall costs and offer an efficient alternative to traditional inspection and surveying methods as well as statements regarding its expansion of services and provision of expertise to other projects needing reliable and innovative solutions. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.